UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                               GENAERA CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.002 per share
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                         (Title of Class of Securities)

                                    36867G100
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                                 (CUSIP Number)


                                Mitchell D. Kaye
                         Xmark Opportunity Partners, LLC
                        301 Tresser Boulevard, Suite 1320
                               Stamford, CT  06901
                                 (203) 653-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 24, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     36867G100
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:       13,466,776*
                                            ------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:  13,466,776*
                                            ------------------------------------
     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    13,466,776*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      12.9%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Genaera Corporation, a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of April 24, 2007, Opportunity LP held 2,405,023 common shares, $0.002 par value per share (the "Common Shares"), of the Company, and warrants to purchase up to 1,262,253 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of April 24, 2007, Opportunity Ltd held 4,900,559 Common Shares of the Company and warrants to purchase up to 2,467,235 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of April 24, 2007, JV Partners held 6,161,194 Common Shares of the Company and warrants to purchase up to 165,000 Common Shares of the Company at an exercise price of $3.15 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

Based upon information set forth in the Company's most recent Proxy Statement on
Schedule 14A, as filed with the Securities and Exchange Commission on April 10, 2007, there were 104,655,789 Common Shares of the Company issued and outstanding as of March 23, 2007. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 13,466,776 Common Shares of the Company, or 12.9% of the Common Shares of the Company deemed issued and outstanding as of April 24, 2007.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the Common Shares and warrants on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's most recent Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 10, 2007, there were 104,655,789 Common Shares of the Company issued and outstanding as of March 23, 2007.

          As of April 24, 2007, Opportunity LP held 2,405,023 Common Shares of the Company, and warrants to purchase up to 1,262,253 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of April 24, 2007, Opportunity Ltd held 4,900,559 Common Shares of the Company and warrants to purchase up to 2,467,235 Common Shares of the Company at an exercise price of $0.6101 per share and up to 75,000 Common Shares of the Company at an exercise price of $3.15 per share. As of April 24, 2007, JV Partners held 6,161,194 Common Shares of the Company and warrants to purchase up to 165,000 Common Shares of the Company at an exercise price of $3.15 per share. All of the warrants provide that the holder does not have the right to exercise any portion of the warrant, to the extent that after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the number of Common Shares of the Company outstanding immediately after giving effect to such exercise.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 13,466,776 Common Shares of the Company, or 12.9% of the Common Shares of the Company deemed issued and outstanding as of April 24, 2007.

          During the sixty (60) days on or prior to April 24, 2007, the below-listed transactions in the Common Shares of the Company, or securities exercisable for Common Shares of the Company, were consummated by the persons referenced in Item 2. More specifically, all of the below-listed transactions in the Common Shares of the Company were acquisitions and were effected by the Funds in ordinary brokerage transactions and all of the below-listed warrants were acquired by the Funds in private transactions. There were no dispositions of the Common Shares of the Company during the sixty (60) days on or prior to April 24, 2007.


               Number of                        Purchase Price
   Date        Shares          Security Type    per Share         Exercise Price
   ----        ---------       -------------    --------------    --------------

  4/24/07      3,100,000       Common Shares       $0.5311                 n/a
  3/15/07      1,000,000       Common Shares       $0.4650                 n/a
  3/15/07        170,000       Common Shares       $0.4638                 n/a
  3/14/07        355,900       Common Shares       $0.4612                 n/a
  3/13/07        131,637       Common Shares       $0.4486                 n/a
  3/12/07        600,000       Common Shares       $0.4217                 n/a
  3/12/07        137,000       Common Shares       $0.4201                 n/a

   3/9/07        250,000       Common Shares       $0.3805                 n/a
   3/8/07        250,000       Common Shares       $0.3876                 n/a
   3/7/07          5,362       Common Shares       $0.3700                 n/a
   3/6/07        250,000       Common Shares       $0.3891                 n/a
   3/6/07         80,426       Common Shares       $0.3800                 n/a
   3/5/07        151,000       Common Shares       $0.3774                 n/a
   3/5/07        111,000       Common Shares       $0.3709                 n/a
   3/2/07         53,000       Common Shares       $0.3900                 n/a
  2/28/07        130,071       Common Shares       $0.3807                 n/a
  2/26/07      3,000,000       Common Shares       $0.4450                 n/a
  2/26/07        442,000       Common Shares       $0.4117                 n/a
  2/23/07      2,400,000       Common Shares       $0.3844                 n/a
  2/23/07      2,131,136         Warrants          $0.0825             $0.6101
  2/22/07         85,000       Common Shares       $0.3482                 n/a
  2/22/07        275,000       Common Shares       $0.3439                 n/a


          Except for the transactions listed above, none of the persons referenced in Item 2 traded securities of the Company during the sixty (60) days on or prior to April 24, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 2, 2007                                   XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:      /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:    Mitchell D. Kaye
                                              Title:   Chief Executive Officer



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).